Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (this “Agreement” and at times herein, the “Plan”) is dated as of August 1, 2007, and made pursuant to Section 110 of Chapter 92A of the Nevada Revised Statutes  (the “NRS”) and Section 607.1101, Florida Statutes (the “FS”), by and among InZon Corporation, a Nevada corporation (“Parent”); InZon Holdco, Inc., a Nevada corporation (the “InZon Subsidiary”); and Lino G. Morris (“LGM”), an individual residing in the State of Florida with address for notice purposes of Post Office Box 61-0400, North Miami, Florida 33261 (each of the foregoing being referred to at times herein as a “Party” and collectively as the “Parties”).

RECITALS

A. Parent is a Nevada corporation with its principal office at 238 Northeast First Avenue, Delray Beach, Florida.  As of the date hereof, the authorized capital stock of Parent consists of 500,000,000 shares of common stock, par value $0.001 par value per share (the “Parent Common Stock”), of which 49,213,705 shares are issued and outstanding.

B. InZon Subsidiary is a newly organized Nevada corporation, with its principal office at 238 Northeast First Avenue, Delray Beach, Florida.  As of the date hereof, the authorized capital stock of InZon Subsidiary consists of 1,000,000 shares of common stock, par value $0.01 par value per share (the “InZon Subsidiary Common Stock”), of which 1,000 common shares are issued and outstanding.

C. LGM is the owner and holder of all of the issued and outstanding capital shares of VERICASH, Inc. (“VCI”), a Florida corporation. As of the date hereof, the authorized capital stock of VCI consists of 100 shares of common stock, par value $0.01 par value per share (the “VCI Common Stock”), of which 100 common shares are issued and outstanding.  The unaudited financial statements of VCI are attached hereto as Exhibit “1” and by this reference incorporated herein.

D. The Parties have agreed that, at the Effective Time (defined below), (1) VCI will merge with and into InZon Sub (the “Merger” or at times herein the “Reorganization”), with InZon Sub to be the surviving corporation in the Merger, pursuant to and in accordance with the requirements of the NRS and the FS; (2) Parent will issue to LGM One Million Five Hundred Thousand (1,500,000) new restricted shares of Parent Common Stock; and InZon Sub will amend its articles to change its name to “Vericash Corporation.”

E. The Plan has been adopted and approved by the board of directors of Parent, by the board of directors and stockholder of InZon Sub, and by the sole director and a majority of the voting power of the stockholders of VCI by written consent, pursuant to Section 607.1103 of the FS. The officers of the Parties whose respective signatures appear below have been duly authorized to execute and deliver this Plan.

NOW, THEREFORE, in consideration of the premises, each of the Parties agrees as follows:

ARTICLE I

Effects of Merger and Issuance of Parent Common Stock

1.1 At the Effective Time, the holder of the then issued and outstanding shares of VCI Common Stock shall, without any further action on his part or on the part of VCI, automatically and by operation of law cease to own such shares and shall instead become owners of the corresponding shares of Parent Common Stock to be issued hereunder. Thereafter, such person shall have full and exclusive power to vote such shares of Parent Common Stock, to receive dividends thereon and to exercise all rights of an owner thereof.

1.2 Certificates representing shares of VCI Common Stock that are outstanding immediately prior to the Effective Time (the “VCI Certificates”) shall, at the Effective Time, automatically and by operation of law cease to represent shares of VCI Common Stock or any interest therein and the VCI Certificates, in the aggregate, shall instead represent the ownership by the holder thereof of the number of shares of Parent Common Stock to be issued to LGM hereunder.

ARTICLE II

Conditions Precedent

The obligations of the parties to consummate the Reorganization shall be subject to the satisfaction of the following conditions at or prior to the Effective Time:

2.1 Each of Parent, InZon Sub and LGM (as the holder of the outstanding shares of VCI Common Stock) shall have adopted this Plan; and

2.2 The Parties shall be mutually satisfied that the shares of Parent Common Stock to be issued to LGM pursuant to this Plan shall be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and all applicable state securities or “blue sky” laws relating to the issuance of the Parent Common Stock.

ARTICLE III

Amendment

3.1 Any of the terms or conditions of the Plan may be amended or modified in whole or in part at any time, to the extent permitted by applicable law, rules and regulations, by an amendment in writing, provided that any such amendment or modification is not materially adverse to LGM or Parent. In the event that any governmental agency requests or requires modification of the Plan in order for the Bank to obtain regulatory approval or a favorable ruling, or that in the opinion of counsel to the Bank, such modification is necessary to obtain such approval or ruling, this Plan may be modified at any time before or after the adoption thereof by the stockholders of the Bank, by an instrument in writing, provided that the effect of such amendment would not be materially adverse to the Bank, the Parent or their stockholders.

ARTICLE IV

Termination of Plan

4.1 Termination. This Plan may be terminated at any time prior to the Effective Time, at the election of any of the Parties hereto, if any one or more of the conditions to the obligations of any of them hereunder shall not have been satisfied and shall have become incapable of fulfillment and shall not be waived. The Plan may also be terminated at any time prior to the Effective Time by the mutual written consent of the Parties.

4.2 No Further Obligation. In the event of the termination of this Plan pursuant to this Article IV, the Plan shall be void and of no further force or effect, and there shall be no further liability or obligation of any nature by reason of the Plan or the termination hereof on the part of any of the Parties hereto or their respective directors, officers, employees, agents or stockholders.

ARTICLE V

Effective Time

5.1 The “Effective Time” shall mean the time and date, as soon as possible following the satisfaction or waiver of all conditions precedent to the Reorganization described in recital D hereof, of the later to occur of (a) the filing of articles of merger (“Merger Articles”) in the office of the Secretary of State of the State of Nevada, and (b) the filing of the Merger Articles in the office of the Secretary of State of the State of Florida, or such other time and date provided in a supplement to this Plan.

ARTICLE VI

Miscellaneous

6.1 This Plan shall be governed by and construed in accordance with the laws of the State of Florida.

6.2 This Plan may be executed in several identical counterparts, each of which when executed by the parties hereto and delivered shall be an original, but all of which together shall constitute a single instrument.

6.3 The headings contained in this Plan are for reference purposes only and shall not be deemed to be part of this Plan.

IN WITNESS WHEREOF, the parties hereto have caused this Plan and Agreement of Reorganization to be duly executed as of the day and year first above written.

“Parent”

InZon Corporation, a Nevada Corporation

By: /s/ David F. Levy

Name: David F. Levy

Title:   President and C.E.O.

“InZon Subsidiary”

InZon Holdco, Inc., a Nevada Corporation

By: /s/ David F. Levy

Name: David F. Levy

Title:   President and C.E.O.

“LGM”

/s/ Lino G. Morris

Lino G. Morris

EXHIBIT “1”

Balance Sheet

VERICASH, Inc.

As of July 31, 2007, and December 31, 2006

(U.S. Dollars in 000’s except per share data)

	July 31, 2007	December 31, 2006
Assets:
Cash and cash equivalents	$-	$-
Organizational Costs Capitalized	1	1
Accounts Receivable	-	-
Fixed assets & Equipment	823	872
(net of accumulated depreciation)
Goodwill and Intangible Assets	-	-
Miscellaneous assets	-	-
Total Assets	$824	$873

Liabilities and Capital:
Accounts payable	142	142
Accrued expenses	-	-
Other liabilities	-	-
Total liabilities	142	142
Total stockholder's interest:
Stated Capital:
100 Common Shares, No Par Value	-	-
Contributions of Capital	731	731
Retained Earnings	(49)	-
Total Stockholder's Equity	682	731
Total liabilities and stockholder's equity	$824	$873

(The accompanying Notes are an integral part of these financial statements).

Statements of Income

VERICASH, INC.

Period from Inception (04/17/2006) Through December 31, 2006 and Seven Months ending July 31, 2007

 (U.S. Dollars in 000’s except per share data)

	2007	2006

Revenues:
Payments due under Equipment Leases	$-	$-
Other
Total Revenues:	-	-
Costs and Expenses:
General and administrative
Depreciation and amortization	49	-
Other
Total Costs and Expenses:
Operating Income:	$(49)	$-
Interest Expense and Other Expense
Interest Expense
Other (income) expense
Total Interest Expense and Other Expense:
Income Taxes:
Income Tax Expense
Net Income:	$(49)	$-
Average Number of Shares Outstanding	100	100
Net Income per Share	$(490.00)	$0.00

(The accompanying Notes are an integral part of these financial statements).

VERICASH, INC.

NOTES TO FINANCIAL STATEMENTS

PERIODS ENDING 07/31/2007 AND 12/31/2006

1.

Summary of Significant Accounting Policies

General

Vericash, Inc. (the “Company”), a Florida corporation, is a privately held technology company with telecom switching equipment in Miami and London and a program to develop proprietary systems for hybrid Stored Value/Mobile Wallet payment technologies.

Principles of Consolidation and Use of Estimates

The Company has no subsidiaries. The financial statements have been prepared by management of the Company in conformity with accounting principles generally accepted in the United States of America, and are subject to adjustment during audit. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. Changes in facts and circumstances or discovery of new information may result in revised estimates and actual results may differ from these estimates.

Properties and Equipment

The Company uses the full cost method of accounting.  Under this method of accounting, the costs of unsuccessful, as well as successful, activities are capitalized as properties and equipment. This includes any internal costs that are directly related to activities but does not include any costs related to general corporate overhead or similar activities. Gain or loss on the sale or other disposition of properties is not recognized. Operating fees received related to the telecommunications equipment in which the Company owns an interest are netted against expenses.

Telecommunications Equipment and associated assets consist of the following switching equipment and related hardware and installation costs that were contributed to the Company in exchange for capital stock on April 17, 2006, the Company’s inception date (the Company’s obligation to pay for the 5 Line Cards being currently unresolved):

Description	Quantity	Identification Data	Cost Value
Sentito IVG-1200 Intelligent Voice Gateway Switch, Rel. 3.5	1	Ser. No. 25038N00177	$92,000
Sentito P-7 Proxy Unit, Rel. 3.5	1	Ser. No.FM60940104	115,000
PSR-2000-T Packet Switch Router	1		34,000
DGU384-ISUP Inter-machine Trunk Digital Gateway Cards	4		224,000
Line Card for E-1 Ports	5		142,184
Sansay VSX-3500 Session		MAC1: 000423CA1978
Controller Soft Switch	2	VS2X-0406000128	160,000
Freight, Delivery, Import Taxes and Installation Costs			104,875
Total Cost Basis			$872,059

1.

Summary of Significant Accounting Policies (Continued)

Depreciation and Amortization

All equipment is stated at original cost and depreciated using the straight-line method over the useful life of the assets, which ranges from three to 10 years. Equipment carrying values do not purport to represent replacement or market values.

Depreciation for the periods from inception to December 31, 2006, and for the seven months ending July 31, 2007, is $ 0 and $49,000, respectively.

Revenues

The Company recognizes revenues based on contractual arrangements with third party telecommunication enterprises utilizing the Company’s systems.  Currently, the Company has approximately $200,000 of unbilled equipment lease revenues which have not been included in the financial statements.  In the future, the Company will increase revenues by offering telecommunication services utilizing its systems to customers of the Company.

Legal Contingencies

The Company is not subject to any legal proceedings, claims or liabilities of any kind.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Earnings Per  Share

The Company’s basic earnings per share (EPS) amounts have been computed based on the average number of shares of common stock outstanding for the period.

2.

Goodwill and Other Intangible Assets

During the periods indicated, the Company did not record any amounts for goodwill associated with acquisitions.

 3.

Income Taxes

The Company files various United States federal, state and foreign income tax returns. Deferred federal, state and foreign income taxes are provided on all significant temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is not currently under examination by the Internal Revenue Service (IRS) or any state or foreign taxing jurisdictions covering any tax years. Although the Company believes that it has adequately provided for income taxes and related interest which may become payable; however, the resolution of any future tax issues cannot be predicted with certainty and differences may occur in the future.

Subject to adjustment during audit, the Company has a tax carryforward of $49,000 at December 31, 2006, which is available for utilization on future income tax returns.